
03052015

STATES
HANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Moskal Klein Securities Corporation


RECD S.E.C.
JUN 3 0
611

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1375 East Ninth Street, Suite 1850
(No. and Street)

Cleveland (City) OH (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Moskal (216) 771-4242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Winer & Bevilacqua, Inc.
(Name – *if individual, state last, first, middle name*)

82 North Miller Road (Address) Akron (City) OH (State) 44333 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B. Moskal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moskal Klein Securities Corporation, as of February 24, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael B Moskal
Signature

President
Title

Notary Public
RICHARD A. WEISS, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSKAL KLEIN SECURITIES CORPORATION

FINANCIAL STATEMENTS

Year Ended December 31, 2002

Winer & Bevilacqua, Inc.

Certified Public Accountants

TABLE OF CONTENTS

Winer & Bevilacqua, Inc.

Certified Public Accountants

Winer & Bevilacqua, Inc.
Certified Public Accountants

Ronald R. Winer, CPA
Frank P. Bevilacqua, CPA-MBA
Michael F. Hoff, CPA
John R. Cassiday, II, CPA-MT

INDEPENDENT AUDITOR'S REPORT

February 15, 2003

Board of Directors
Moskal Klein Securities Corporation
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Moskal Klein Securities Corporation as of December 31, 2002, and the related statements of income and retained earnings, cash flows, changes in financial position, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moskal Klein Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

82 North Miller Road • Akron, Ohio 44333-3765 • (330) 867-3578 • FAX: (330) 867-6251

Board of Directors
Moskal Klein Securities Corporation
Cleveland, Ohio
February 15, 2003

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WINER & BEVILACQUA, INC.



Frank P. Bevilacqua
Certified Public Accountant

Winer & Bevilacqua, Inc.
Certified Public Accountants

MOSKAL KLEIN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash and temporary cash investments	$	141,165
Commissions receivable		44,857
	$	186,022

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 500 shares authorized, 100 shares issued and outstanding	$	100
Paid-in surplus		9,900
Retained earnings		176,022
	$	186,022

See accountants' report and accompanying notes.

MOSKAL KLEIN SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2002

REVENUE		
Commissions		$1,075,715
EXPENSES		927
	NET INCOME	1,074,788
BEGINNING RETAINED EARNINGS		39,768
Less: dividends to parent		(938,534)
ENDING RETAINED EARNINGS		$ 176,022

See accountants' report and accompanying notes.

Winer & Bevilacqua, Inc.
Certified Public Accountants

MOSKAL KLEIN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Income from operations	$ 1,074,788
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in accounts receivable	(7,198)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,067,590
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends to parent	(938,534)
NET INCREASE IN CASH	129,056
CASH AT BEGINNING OF YEAR	12,109
CASH AT END OF YEAR	$ 141,165

See accountants' report and accompanying notes.

Winer & Bevilacqua, Inc.
Certified Public Accountants

MOSKAL KLEIN SECURITIES CORPORATION
STATEMENT OF CHANGES IN FINANCIAL POSITION
YEAR ENDED DECEMBER 31, 2002

SOURCES OF FUNDS	
Net income	$ 1,074,788
USES OF FUNDS	
Dividends to parent	(938,534)
Increase in working capital	$ 136,254

CHANGES IN THE COMPONENTS OF WORKING CAPITAL ARE SUMMARIZED AS FOLLOWS:	
Increase (decrease) in current assets	
Commissions receivable	$ 7,198
Cash	129,056
Increase in working capital	$ 136,254

See accountants' report and accompanying notes.

MOSKAL KLEIN SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings
BEGINNING BALANCES AT JANUARY 1, 2002	$ 100	$ 9,900	$ 39,768
Net Income			1,074,788
Dividend paid to parent			(938,534)
ENDING BALANCES AT DECEMBER 31, 2002	$ 100	$ 9,900	$ 176,022

See accountants' report and accompanying notes.

Winer & Bevilacqua, Inc.
Certified Public Accountants

MOSKAL KLEIN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Moskal Klein Securities Corporation (the Company) was incorporated on October 5, 1994. The Company is a wholly owned subsidiary of Moskal Klein, Incorporated. The Company acts as a broker dealer in the securities industry.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting. The Company files a consolidated income tax return with its parent Moskal Klein, Incorporated. The consolidated income tax return is filed on the cash basis.

Cash

Cash includes monies in checking accounts, change funds, certificates of deposit, and savings accounts. Currently, all monies are in a checking account.

Income Taxes

A consolidated income tax return is filed by the parent company, Moskal Klein, Incorporated. Income taxes paid on the consolidated income tax return are immaterial in amount. Moskal Klein Securities Corporation's portion of the income taxes paid would not have a material effect on the financial statements and no provision is included herein.

Net Capital Requirement and Required Reserve Requirements

The Company's current amount of net capital is $161,835. The Company's reserve requirement is $5,000. See Schedule I.

The Company is currently not in the possession or control of any client funds or securities. Since the Company holds no funds, no funds are required to be segregated.

MOSKAL KLEIN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 2. CONTINGENCIES

The Company is not contingently liable on any contracts or obligations.

NOTE 3. LITIGATION

The Company is currently not a defendant in any litigation. Furthermore, the Company is not aware of any situation which would result in litigation.

SUPPLEMENTARY INFORMATION

SCHEDULE I
MOSKAL KLEIN SECURITIES CORPORATION
STATEMENT OF NET CAPITAL
DECEMBER 31, 2002

Total ownership equity	$ 186,022
Deductions and/or charges	
Nonallowable assets	(24,187)
Net capital	$ 161,835